HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

November 24, 2005

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

The following announcement was made by Garanti Bank's majority shareholder Doğuş Holding A.Ş.:

Doğuş Holding, as stated on the announcement dated 09.06.2005 and included in the signed Securities Lending Agreement, granted a purchase option to HBK Master Fund L.P. ("HBK") for T. Garanti Bankası A.Ş. ("Garanti Bankası") shares with a nominal value of 49,586,777 YTL (with a nominal value of 86.776.860 YTL after the bonus capital increase).

Of this amount, shares of Garanti Bankasi with a nominal value of 24,752,475 YTL (with a nominal value of 43,316,831 YTL after the bonus capital increase) had already been transferred to HBK. The remaining shares with a nominal value of 24,834,302 YTL (with a nominal value of 43,460,028 YTL after the bonus capital increase), together with all ownership rights thereon including rights of disposal have been transferred to HBK as of today, as covered by the abovementioned agreement. The shares that have been transferred are currently in circulation and HBK holds the right to exercise the option on these shares until 10 December 2006.

Yours sincerely,

Olca Erdost	Hale Tunaboylu
Vice President	Vice President
Corporate Strategy, Business Development & Investor Relations	Corporate Strategy, Business Development & Investor Relations

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